Exhibit 99.2

Management’s Discussion and Analysis

For the three and six months ended June 30, 2020

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated July 30, 2020 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and six months ended June 30, 2020. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2019 and 2018 and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the second quarter of 2020.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward-Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019, the audited annual consolidated financial statements for the years ended December 31, 2019 and 2018, our Annual Information Form for the year ended December 31, 2019, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including cash operating costs and cash operating cost per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining cost ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operations before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Property, Plant and Equipment ("PPE"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Depreciation, Depletion and Amortization ("DDA"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with more than 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkey, Canada, Greece, Romania and Brazil. We operate five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are wholly-owned gold mines, while Olympias and Stratoni are wholly-owned polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Complementing our producing portfolio is our advanced stage development project, the wholly-owned Skouries gold-copper project in northern Greece. Skouries is currently on care and maintenance. We are working with the Greek government to achieve the necessary conditions required to restart full construction. These include a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies.
Other development projects in our portfolio include:

•	Perama Hill (100%), gold-silver, Greece;

•	Certej (80.5%), gold, Romania; and

•	Tocantinzinho (100%), gold, Brazil.
Our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration, with programs at Lamaque, Efemcukuru, Olympias and Stratoni in 2020. We also conduct early-stage exploration programs to provide low cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,300 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value for all our stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Second Quarter 2020 and Subsequent Period Highlights

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Measures remain in place to manage the impact of the novel coronavirus ("COVID-19") pandemic: The Company's mines are fully operational and the global workforce has returned to normal levels. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

•
Stronger quarterly production and 2020 annual guidance maintained: Gold production totalled 137,782 ounces in Q2 2020, an increase of 50% from Q2 2019 production of 91,803 ounces, and a 19% increase over Q1 2020. Eldorado is maintaining its 2020 annual guidance of 520,000-550,000 ounces of gold at an all-in sustaining cost of $850-950 per ounce sold.

•
Significant increase in free cash flow: Free cash flow of $63.4 million in Q2 2020 increased significantly from $4.8 million in Q2 2019 and $7.2 million in Q1 2020 as a result of higher sales volume and a higher gold price.

•
Commenced construction of a three kilometre decline at Lamaque: The underground decline will connect the Sigma mill to the 405 metre level of the Triangle mine. Benefits of the decline include eliminating surface haulage of ore (approximately 26km round trip), reducing energy requirements for mine ventilation and providing access to reduce exploration costs. The decline is expected to be completed in the first half of 2022 at an estimated cost of $24 million.

•	All-in sustaining costs lower quarter-on-quarter: Q2 2020 all-in sustaining costs of $859 per ounce of gold sold in the quarter were lower than in Q2 2019 ($917 per ounce sold).

•
Continued strong financial liquidity: The Company currently has $440 million of cash, cash equivalents and term deposits and approximately $35 million available under the revolving credit facility, with $65 million of capacity on the facility allocated to secure certain reclamation obligations in connection with its operations.

•
Improved financial position and net leverage ratio: $33.3 million was repaid on the Company's term loan during the quarter. Continued strong EBITDA has improved the Company's net leverage ratio, lowering the interest rate on the term loan and amounts drawn under the revolving credit facility from LIBOR + 2.5% to LIBOR + 2.25% during the quarter. Additionally, we have issued a redemption notice to repay $58.6 million of principal in August 2020 under the equity clawback provision of our senior secured notes.

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Net earnings and adjusted net earnings attributable to shareholders: Net earnings attributable to shareholders of the Company in Q2 2020 were $45.6 million or $0.27 per share (Q2 2019: net earnings attributable to shareholders of the Company of $12.2 million, or $0.08 per share). Adjusted net earnings attributable to shareholders of the Company in Q2 2020 were $43.8 million, or $0.26 per share (Q2 2019: adjusted net loss attributable to shareholders of the Company of $3.5 million, or $0.02 loss per share).

•
Increased EBITDA: Q2 2020 EBITDA was $131.8 million ($74.5 million in Q2 2019) and Q2 2020 adjusted EBITDA was $135.8 million ($66.8 million in Q2 2019). Adjustments included, among other things, share based compensation and losses on asset disposals.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Key Business Developments
Response to the COVID-19 Pandemic
On March 11, 2020, COVID-19 was declared a global pandemic by the World Health Organization. In response, governments in numerous jurisdictions, including those where we operate, implemented emergency measures including travel restrictions, suspension of non-essential operations and changes to behaviour intended to reduce the spread of the virus.
We have taken steps and implemented global preventative measures to ensure a safe working environment for our employees and contractors and to prevent the spread of COVID-19. These include:

•
Task observations to ensure that workplace controls in place are effective in maintaining physical distance. Procedures will be modified where necessary to create safe distance. Tasks that cannot be effectively modified are discontinued until an appropriate change can be implemented.

•	We have implemented enhanced tracking and tracing measures at the Lamaque operations and are progressing similar measures at other mine sites.

•	Pre-emptive measures such as temperature screening before accessing sites, encouraging increased hand-washing and physical-distancing and limiting all non-essential travel.

•	Advising employees to stay at home if they are at risk or have family members at home at risk.

•
Following recommendations of the World Health Organization, local health authorities and advice of jurisdictional governments. We have taken precautionary steps to educate our employees about the symptoms and transmission of the virus with clear instructions on what to do if they feel unwell.

•	Isolation procedures, should an employee or contractor test positive for COVID-19.

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Limiting access to our offices and sites to essential personnel only to reduce unnecessary exposure. We have also implemented controls during delivery of supplies and materials to our offices and sites.

•	Developed procedures to isolate, treat and minimize the spread should we have a COVID-19 exposure event at one of our sites.

•	Working with local communities to distribute hygiene supplies and to educate them on preventative measures to reduce the spread of the virus.
We have been prudent in addressing the uncertainty around COVID-19 and how it may affect our business. We implemented a crisis management plan in early March and are continuing to optimize and improve our approach to this situation through observations and learning, sharing information across our sites and across our industry. We continue to monitor the operating environment closely and are continuing to take proactive steps to protect the health and safety of our workforce, their families and our neighbouring communities.
On March 30, 2020, we drew $150 million under the revolving credit facility and continue to hold these funds as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We have no immediate need for the funds, however, proceeds will be used for general corporate purposes as required.
Temporary Suspension of Lamaque Operations and COVID-19 Impact on Operations
On March 25, 2020, in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, we temporarily ceased mining and processing operations at Lamaque. Mining operations and processing planned maintenance were restarted on April 15, 2020. A limited number of essential personnel remained on site during the shutdown to maintain appropriate health, safety, security and environmental systems. Exploration and delineation drilling were also curtailed in accordance with mandated restrictions and resumed in May 2020 once the restrictions were lifted by the Quebec government.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

No significant disruptions to production were experienced at other sites in the first half of 2020 and our mines are currently fully operational. Manpower was reduced by approximately 25% at all sites beginning in mid-March as employees at risk, or with family members at risk, were advised to remain home. Preventative measures were improved throughout Q2 2020 and manpower returned to near normal levels by the end of the second quarter. The reduction in manpower in the first half of 2020 has not significantly impacted production in Q2 2020 and is not expected to significantly impact production in the second half of 2020. We continue to monitor the impact of COVID-19 on production and operational profitability at all sites.
Waste stripping at Kisladag began returning to near normal levels by the end of Q2 2020 following a temporary slowdown as a result of reduced manpower from mid-March through June. We do not expect this temporary slowdown to impact production in future years. We temporarily suspended some other non-essential sustaining and growth capital projects during Q2 2020 but do not expect this to impact production. We continue to review our 2020 capital projections to further reduce expenditures if required.
No disruptions to the procurement of critical supplies have been experienced to date. We are monitoring our stocks and the availability of critical supplies where shortages of these supplies could negatively impact production.
No disruption was experienced in the first half of 2020 with respect to refining of doré or concentrate shipments as a result of the COVID-19 pandemic. We continue to monitor the impact of COVID-19 on our customers, including options to re-direct concentrate shipments to alternate customers as required.
2020 Outlook
We are maintaining our 2020 annual guidance of 520,000-550,000 ounces of gold production with average cash operating costs expected to be $550-600 per ounce sold and all-in sustaining costs expected to be $850-950 per ounce sold.
Kisladag Mine Life Extension
On February 20, 2020, we announced a 15-year mine life extension at Kisladag based on the completed long-cycle heap leach testwork and the planned replacement of the tertiary crushing circuit with a high-pressure grinding roll ("HPGR") circuit. Results of the test work indicate that increased leach times at Kisladag, in conjunction with HPGR, increases heap leach life of mine recovery to approximately 56% and extends mine life through 2034.
Lamaque Decline
On June 8, 2020, we announced the commencement of construction of a three kilometre decline from the Sigma mill to the 405 metre level of the Triangle mine. Benefits of the decline include eliminating surface haulage of ore (approximately 26km round trip), reducing energy requirements for mine ventilation and providing access to reduce exploration costs. The decline is expected to be completed in the first half of 2022 at an estimated cost of $24 million.
On June 25, 2020, we completed a private placement of 384,616 flow-through common shares of the Company. The aggregate gross proceeds of CDN $5.0 million will be used to fund the initial stage of the decline project. See additional detail in the section - Financial Condition and Liquidity.
Lamaque Expansion and Increased Asset Base in Quebec
On March 24, 2020, we received a Certificate of Authorization from the Quebec Ministry of Environment to allow for the expansion of underground production from the Triangle underground mine from 1,800 tonnes per day to 2,650 tonnes per day. See additional detail in the section - Operations Update - Lamaque.
On January 15, 2020, we announced the discovery of the Ormaque Zone, a new high-grade gold zone at our Lamaque Operations near Val d'Or, Quebec. See the section - Exploration and Evaluation for additional information. This discovery, together with the completion of two investments in early-stage exploration opportunities in the Eastern Abitibi region in late 2019, continues to grow our commitment to the region.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Sustainability Report
On June 25, 2020, we published our 2019 Sustainability Report, detailing our economic, environmental and social performance. The report aligns with the Global Report Initiative's "Core" reporting standards, and this year, progress was made against conformance with Sustainability Accounting Standards Board (“SASB”) reporting requirements. In the report, we reaffirm our commitment to implementing the World Gold Council’s Responsible Gold Mining Principles.
Acquisition of Minority Interest
On May 11, 2020, we completed a purchase of 5% of Hellas Gold S.A. shares for cash consideration of $7.5 million. We are now the sole shareholder in Hellas Gold S.A., which operates the Olympias and Stratoni mines and holds the Skouries project.
At-the-Market Equity Program ("ATM Program")
On September 26, 2019, we established an ATM program which allows for the issuance of up to $125 million of common shares from treasury from time to time at prevailing market prices. In Q2 2020, 6,166,660 common shares were issued under the ATM program at an average selling price of $9.16 per share. Net proceeds from the common shares issued in Q2 2020 were $55.5 million. See additional detail in the section - Financial Condition and Liquidity.
Technical Reports
On March 3, 2020, we filed three separate technical reports for our Kisladag, Olympias and Efemcukuru projects each prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical report for Kisladag was filed to confirm the above-noted mine life extension and the technical reports for Olympias and Efemcukuru were filed to update certain scientific and technical information regarding these mines.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2020	2019	2020	2019
Revenue (1)	$255.9	$173.7	$460.6	$253.7
Gold revenue (1)	$232.9	$150.1	$416.6	$204.6
Gold produced (oz) (2)	137,782	91,803	253,732	174,780
Gold sold (oz) (1)	134,960	113,685	251,179	156,759
Average realized gold price ($/oz sold) (6)	$1,726	$1,321	$1,658	$1,301
Cash operating costs ($/oz sold) (3,7)	550	631	586	629
Total cash costs ($/oz sold) (3,7)	616	670	644	665
All-in sustaining costs ($/oz sold) (3,6)	859	917	902	977
Net earnings (loss) for the period (4)	45.6	12.2	40.7	(14.8)
Net earnings (loss) per share – basic ($/share) (4)	0.27	0.08	0.24	(0.09)
Adjusted net earnings (loss) (4,5,6,7)	43.8	(3.5)	56.3	(24.5)
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	0.26	(0.02)	0.34	(0.15)
Cash flow from operating activities before changes in working capital (6,7)	99.0	38.5	168.5	46.6
Free cash flow (6)	63.4	4.8	70.5	(59.2)
Cash, cash equivalents and term deposits	$440.3	$119.9	$440.3	$119.9

(1)	Excludes sales of inventory mined at Lamaque during the pre-commercial production period (Q1 2019).

(2)	Includes pre-commercial production at Lamaque (Q1 2019).

(3)	By-product revenues are off-set against cash operating costs.

(4)	Attributable to shareholders of the Company.

(5)	See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'.

(6)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

(7)	2019 amounts have been adjusted to conform with 2020 presentation. See the section 'Non-IFRS Measures' for detail.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Review of Financial and Operating Performance
Production, Sales and Revenue
In Q2 2020 we produced 137,782 ounces of gold, an increase of 50% from Q2 2019 production of 91,803 ounces.

•
Kisladag produced 59,890 ounces during the quarter, an increase of 130% from Q2 2019 production of 26,072 ounces and an increase of 19% from Q1 2020 production of 50,176 ounces. The increase from Q1 2020 reflected higher volumes of stacked ore and increased solution grades due to drier weather.

•
Lamaque produced 33,095 ounces, only slightly below Q2 2019 production of 33,140 ounces despite production being negatively impacted in the quarter by a temporary suspension of operations from March 25, 2020 to April 15, 2020.

•	Efemcukuru produced 26,876 ounces during the quarter, an increase of 5% from Q2 2019 production of 25,667 ounces, primarily a result of increased tonnes processed.

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Olympias produced 17,921 ounces during the quarter, an increase of 159% from Q2 2019 production of 6,924 ounces and reflecting work completed over the past year to increase underground development and backfilling, which has resulted in increased tonnes processed.

Gold sales totalled 134,960 ounces in Q2 2020, an increase of 19% from 113,685 ounces sold in Q2 2019. The higher sales volume compared with the prior year reflected an increase of 33,845 ounces sold at Kisladag following the resumption of mining activities in April 2019, an increase of 7,634 ounces sold at Lamaque following its commencement of commercial operations in April 2019 and an increase of 2,925 ounces sold at Olympias as a result of increased production. Gold sales at Efemcukuru in Q2 2020 decreased by 23,129 ounces from the prior year as sales in Q2 2019 included shipments that had been delayed from Q1 2019.
The average realized gold price was $1,726 per ounce in Q2 2020, 31% higher than the average realized gold price of $1,321 per ounce in Q2 2019. The gold price rose in the second half of 2019 and further increased in the first half of 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. Total revenue was $255.9 million in Q2 2020, an increase of 47% from $173.7 million in Q2 2019. The increase was due to increased sales volume combined with a higher average realized gold price.
Total revenue was $460.6 million in the six months ended June 30, 2020, an increase of 82% from total revenue of $253.7 million in the six months ended June 30, 2019. The increase was due to increased sales volume, a higher average realized gold price and an increase of $66.1 million of revenue from Lamaque following the commencement of commercial operations in April 2019.
Unit Cost Performance
Cash operating costs per ounce sold in Q2 2020 averaged $550, a decrease from $631 in Q2 2019, and cash operating costs per ounce sold averaged $586 in the six months ended June 30, 2020, a decrease from $629 in the six months ended June 30, 2019. The improvement in both the three and six-month periods was primarily due to higher production at Kisladag with an increase in stacked ore on the heap leach pad, higher production and grade at Olympias and higher production at Efemcukuru. The improvement was also due to increased mining rates at Lamaque in Q2 2020 following approval to expand underground production. Cash operating costs also benefited from a weakening of the Turkish Lira in the first half of 2020.
AISC per ounce sold averaged $859 in Q2 2020, a decrease from $917 in Q2 2019, and AISC per ounce sold averaged $902 in the six months ended June 30, 2020, a decrease from $977 in the six months ended June 30, 2019. The improvement in both the three and six-month periods reflected the decrease in average cash operating costs per ounce sold and was partially offset by higher sustaining capital expenditures, primarily for underground development.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Other Expenses
Depreciation expense increased to $58.3 million in Q2 2020 from $41.2 million in Q2 2019 and to $110.7 million in the six months ended June 30, 2020 from $61.1 million in the six months ended June 30, 2019. The increases in both periods reflected higher production and sales volumes in the first half of 2020, as a significant portion of our property, plant and equipment depreciates over mine life on a unit-of-production basis calculated based on mineral reserves.
Mine standby costs of $5.0 million in Q2 2020 related primarily to Skouries, Lamaque and Vila Nova and increased from $3.5 million in Q2 2019 primarily due to $2.0 million incurred during the period from April 1, 2020 to April 15, 2020 when operations were temporarily ceased at Lamaque in accordance with Quebec government-mandated restrictions to address the COVID-19 pandemic in the province. Mine standby costs of $9.1 million in the six months ended June 30, 2020 decreased from $11.4 million in the six months ended June 30, 2019 as mine standby costs in Q1 2019 included $5.6 million at Kisladag prior to the resumption of mining activities in April 2019.
Other income decreased to $1.4 million in Q2 2020, from $8.7 million in Q2 2019, and to $0.04 million in the six months ended June 30, 2020 from $10.3 million in the six months ended June 30, 2019. Decreases in both periods were primarily due to an $8.1 million gain recorded in Q2 2019 from the sale of a net smelter royalty held on a property in Turkey.
Finance costs decreased to $6.5 million in Q2 2020 from $16.8 million in Q2 2019 and to $22.7 million in the six months ended June 30, 2020 from $24.1 million in the six months ended June 30, 2019. Decreases in both periods were primarily due to gains on revaluation of a derivative related to redemption options in our debt of $5.7 million and $1.2 million in the three and six months ended June 30, 2020, respectively, and a $3.6 million write-off in Q2 2019 of unamortized transaction costs related to the debt that was redeemed in that quarter. Finance costs in Q1 2019 were also reduced by $3.8 million of interest that was capitalized in that period when Lamaque had not yet commenced commercial operations.
Tax expense increased to $23.7 million in Q2 2020 from $8.0 million in Q2 2019 and to $45.1 million in the six months ended June 30, 2020 from $14.0 million in the six months ended June 30, 2019. Current tax increased to $25.8 million in Q2 2020 from $19.5 million in Q2 2019 and to $44.4 million in the six months ended June 30, 2020 from $30.4 million in the six months ended June 30, 2019. Current tax related primarily to operations in Turkey of which $23.5 million and $41.1 million was included in the three and six-month periods ended June 30, 2020, respectively, reflecting significantly higher sales volumes at Kisladag and a higher gold price. Current tax also included Quebec mining duties for Lamaque. Deferred tax recovery decreased to $2.1 million in Q2 2020 from $11.5 million in Q2 2019 and deferred tax expense increased to $0.7 million in the six months ended June 30, 2020 from a recovery of $16.4 million in the six months ended June 30, 2019. The changes in both periods reflected weakening of local currencies in which income tax is determined, primarily the Turkish Lira and Brazilian Real, and was partially offset by deferred tax recoveries related to other changes in temporary differences, including for property, plant and equipment.
Net Earnings Attributable to Shareholders
We reported net earnings attributable to shareholders of $45.6 million ($0.27 per share) in Q2 2020, compared to net earnings of $12.2 million ($0.08 per share) in Q2 2019 and net earnings of $40.7 million ($0.24 per share) in the six months ended June 30, 2020 compared to a net loss of $14.8 million ($0.09 loss per share) in the six months ended June 30, 2019. The improvement in both periods reflects higher production and sales volumes, combined with a higher average realized gold price.
Adjusted net earnings were $43.8 million ($0.26 per share) in Q2 2020 compared to adjusted net loss of $3.5 million ($0.02 loss per share) in Q2 2019. Adjusted net earnings in Q2 2020 removes, among other things, the $5.7 million gain on the non-cash revaluation of the derivative related to redemption options in our debt and a $3.0 million loss on foreign exchange due to translation of deferred tax balances. Adjusted net earnings were $56.3 million ($0.34 per share) in the six months ended June 30, 2020 compared to adjusted net loss of $24.5 million ($0.15 loss per share) in the six months ended June 30, 2019. Adjustments to net earnings in the six months ended June 30, 2020 remove, among other things, a $15.3 million loss on foreign exchange due to translation of deferred tax balances.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Quarterly Operations Update
Gold Operations

	3 months ended June 30,		6 months ended June 30,
	2020	2019	2020	2019
Total
Ounces produced (1)	137,782	91,803	253,732	174,780
Ounces sold (2, 4)	134,960	113,685	251,179	156,759
Cash operating costs ($/oz sold) (4,5)	$550	$631	$586	$629
All-in sustaining costs ($/oz sold) (4,5)	$859	$917	$902	$977
Sustaining capex (5)	$21.9	$15.6	$41.3	$26.4
Kisladag
Ounces produced (3)	59,890	26,072	110,066	53,319
Ounces sold	59,917	26,072	111,517	53,327
Cash operating costs ($/oz sold) (5)	$465	$381	$459	$471
All-in sustaining costs ($/oz sold) (5)	$631	$471	$606	$590
Sustaining capex (5)	$5.4	$1.1	$8.4	$4.2
Lamaque
Ounces produced (1)	33,095	33,140	60,448	52,818
Ounces sold (2)	31,964	24,330	58,692	24,330
Cash operating costs ($/oz sold) (5)	$480	$517	$553	$517
All-in sustaining costs ($/oz sold) (5)	$796	$814	$908	$814
Sustaining capex (5)	$8.0	$5.3	$16.3	$5.3
Efemcukuru
Ounces produced	26,876	25,667	50,115	51,791
Ounces sold (4)	25,692	48,821	48,913	54,639
Cash operating costs ($/oz sold) (4,5)	$534	$593	$586	$598
All-in sustaining costs ($/oz sold) (4,5)	$807	$774	$835	$840
Sustaining capex (5)	$3.6	$5.4	$6.7	$9.0
Olympias
Ounces produced	17,921	6,924	33,103	16,852
Ounces sold	17,387	14,462	32,057	24,463
Cash operating costs ($/oz sold) (5)	$993	$1,402	$1,086	$1,156
All-in sustaining costs ($/oz sold) (5)	$1,377	$1,731	$1,500	$1,553
Sustaining capex (5)	$4.9	$3.8	$9.9	$7.9

(1)	Includes pre-commercial production at Lamaque (Q1 2019).

(2)	Excludes sales of inventory produced at Lamaque during the pre-commercial production period (Q1 2019).

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)	Efemcukuru ounces sold and unit costs were impacted by delayed shipments in Q1 2019 that were completed in Q2 2019.

(5)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Kisladag

Operating Data (1)	3 months ended June 30,		6 months ended June 30,
	2020	2019	2020	2019
Tonnes placed on pad	3,060,873	2,680,469	5,728,248	2,680,469
Head grade (g/t Au)	1.03	1.11	0.98	1.11
Gold ounces produced	59,890	26,072	110,066	53,319
Gold ounces sold	59,917	26,072	111,517	53,327
Cash operating costs ($/oz sold)	$465	$381	$459	$471
All-in sustaining costs ($/oz sold)	$631	$471	$606	$590
Financial Data
Gold revenue	$103.4	$34.3	$185.1	$69.9
Depreciation and depletion	15.8	6.0	28.3	9.8
Earnings from mining operations	55.9	17.8	99.1	33.8
Sustaining capital expenditures	$5.4	$1.1	$8.4	$4.2

(1)	Suspension of ore placement on the heap leach pad from April 2018 through March 2019.

Kisladag produced 59,890 ounces of gold in Q2 2020, an increase from 26,072 ounces in Q2 2019. The increase was due to increased tonnes of stacked ore in the quarter and reduced production in the first half of 2019 due to the suspension of new ore placement on the leach pad from April 2018 through March 2019. Production increased from Q1 2020 as drier weather in June led to increased solution grades. Gold bearing solution levels remain high and are expected to decrease over the summer months, which will allow for the processing of the gold currently in solution.
In Q2 2020, 3,060,873 tonnes of ore were mined, crushed and placed on the Kisladag heap leach pad. Ore placed on the pad in the second quarter had an average grade of 1.03 grams per tonne.
As discussed in the section - Key Business Developments, proactive steps were taken at the mine site in response to the COVID-19 pandemic with a reduction in manpower from mid-March through June. Manpower has returned to near normal levels and has not had a significant impact on irrigation rates or production in Q2 2020.
Gold revenue increased to $103.4 million in Q2 2020 from $34.3 million in Q2 2019, reflecting higher production and increased gold prices during the quarter.
Cash operating costs per ounce sold increased to $465 in Q2 2020 from $381 in Q2 2019. The increase was primarily due to sales in Q2 2019 benefiting from lower-cost ounces in leach pad inventory from the period that mining was suspended. Cash operating costs have also benefited from the weakening of the Turkish Lira in the first half of 2020.
AISC per ounce sold increased to $631 in Q2 2020 from $471 in Q2 2019, primarily due to higher cash operating costs per ounce sold and an increase in sustaining capital expenditure. Sustaining capital expenditures of $5.4 million in Q2 2020 primarily included process upgrades and mine equipment overhauls.
Growth capital expenditures of $7.0 million in Q2 2020 and of $14.4 million in the six months ended June 30, 2020 included waste stripping to support a mine life extension through 2034. Waste stripping returned to near normal levels by the end of Q2 2020 following a temporary slowdown from mid-March 2020 as a result of reduced manpower. We do not expect this temporary slowdown to impact production in future years. Work is also continuing on the installation of a HPGR circuit with orders now placed and delivery scheduled for 2021. The HPGR circuit is expected to improve heap leach recovery, with the total cost of approximately $35 million expected to be incurred primarily during the second half of 2020 and in 2021.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Lamaque

Operating Data	3 months ended June 30,		6 months ended June 30,
	2020	2019	2020	2019
Tonnes milled	146,998	147,380	293,546	147,380
Head grade (g/t Au)	7.25	7.31	6.65	7.31
Average recovery rate	96.6%	95.7%	96.3%	95.7%
Gold ounces produced (1)	33,095	33,140	60,448	52,818
Gold ounces sold (2)	31,964	24,330	58,692	24,330
Cash operating costs ($/oz sold)	$480	$517	$553	$517
All-in sustaining costs ($/oz sold)	$796	$814	$908	$814
Financial Data
Gold revenue	$55.6	$32.4	$98.2	$32.4
Silver and base metal revenue	0.2	0.1	0.4	0.1
Depreciation and depletion	18.8	10.4	36.2	10.4
Earnings from mining operations	20.7	8.5	28.3	8.5
Mine standby costs	2.0	—	3.1	—
Sustaining capital expenditures	$8.0	$5.3	$16.3	$5.3

(1)	Six months ended June 30, 2019 includes 24,735 ounces produced from ore mined during the pre-commercial production period (Q1 2019).

(2)	Six months ended June 30, 2019 does not include 27,627 ounces sold from ore mined during the pre-commercial production period (Q1 2019).

Lamaque produced 33,095 ounces of gold in Q2 2020, a slight decrease from 33,140 ounces in Q2 2019. Following authorization to increase underground production from the Triangle deposit, average processing rates increased to approximately 2,000 tpd by the end of the quarter.
While gold production met expectations for most of the quarter, production earlier in the quarter was negatively impacted by a reduction in tonnes milled as a result of a temporary suspension of operations from March 25, 2020 to April 15, 2020. The suspension was in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province. Mining operations re-started in mid-April 2020 with processing operations restarting later in April following the completion of planned maintenance. Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments.
Gold revenue increased to $55.6 million in Q2 2020 from gold sales of 31,964 ounces, compared to gold revenue of $32.4 million in Q2 2019 from gold sales of 24,330 ounces. Gold revenue benefited from an increased gold price during the quarter. Gold revenue in Q2 2019 does not include 11,705 ounces sold from ore mined in Q1 2019 during the pre-commercial production period.
Cash operating costs per ounce sold improved to $480 in Q2 2020 from $517 in Q2 2019, primarily due to the increased processing rates. Mine standby costs of $2.0 million were expensed during the period from April 1, 2020 through April 15, 2020 when mining and processing activities were suspended.
AISC per ounce sold improved to $796 in Q2 2020 from $814 in Q2 2019 and included $8.0 million of sustaining capital expenditure related primarily to underground development and maintenance. Growth capital expenditure totalled $1.7 million in Q2 2020 and included technical studies and facilities upgrades.
Construction of the decline commenced in the quarter. Engineering work also continued on further expansion beyond the current mill capacity through additional investment in the process plant to support increased development and conversion of inferred resources at the Triangle deposit, with an update expected in Q4 2020. Testing of Minrail, an alternative mechanized mining technology, continued during the quarter with preliminary results expected in Q3 2020.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2020	2019	2020	2019
Tonnes milled	132,173	125,368	261,640	252,184
Head grade (g/t Au)	7.21	7.19	6.83	7.27
Average recovery rate (to concentrate)	93.4%	93.9%	93.5%	93.9%
Gold ounces produced	26,876	25,667	50,115	51,791
Gold ounces sold (1)	25,692	48,821	48,913	54,639
Cash operating costs ($/oz sold)	$534	$593	$586	$598
All-in sustaining costs ($/oz sold)	$807	$774	$835	$840
Financial Data
Gold revenue (1)	$46.8	$65.2	$85.7	$72.6
Depreciation and depletion (1)	11.1	15.2	21.4	17.5
Earnings from mining operations (1)	19.0	18.5	30.9	19.9
Sustaining capital expenditures	$3.6	$5.4	$6.7	$9.0

(1)	Efemcukuru ounces sold, revenue and earnings were impacted by delayed shipments in Q1 2019 that were completed in Q2 2019.

Efemcukuru produced 26,876 ounces of gold in Q2 2020, an increase from 25,667 ounces in Q2 2019. The increase in production was primarily due to an increase in tonnes milled.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Despite a reduction in manpower from mid-March through June resulting from these measures, there was no significant impact on production in the quarter. No significant delays with concentrate sales have been experienced to date as a result of the COVID-19 pandemic. We continue to monitor the potential impact on markets.
Gold revenue decreased to $46.8 million in Q2 2020 from $65.2 million in Q2 2019 primarily due to revenue in Q2 2019 including shipments that had been delayed in the prior quarter. Revenue in Q2 2020 benefited from higher gold prices during the quarter.
Cash operating costs per ounce sold improved to $534 in Q2 2020 from $593 in Q2 2019, primarily reflecting the increase in tonnes milled and the weakening of the Turkish Lira in the first half of 2020.
AISC per ounce sold improved to $807 in Q2 2020, from $864 in Q1 2020 as a result of the increase in tonnes milled, but increased from $774 in Q2 2019 due to AISC benefiting from significantly higher sales volumes in that period. Sustaining capital expenditure of $3.6 million in Q2 2020 primarily included underground development and equipment replacement. Work also continued on the installation of a column flotation system, planned to be operational in late Q3 2020. The column flotation system is expected to improve concentrate grade and quality and lower transportation and concentrate treatment charges.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Olympias

Operating Data	3 months ended June 30,		6 months ended June 30,
	2020	2019	2020	2019
Tonnes milled	116,382	65,814	223,320	143,962
Head grade (g/t Au)	8.39	6.41	8.15	6.96
Average recovery rate (to concentrate)	88.8%	81.7%	86.9%	83.2%
Gold ounces produced (1)	17,921	6,924	33,103	16,852
Gold ounces sold	17,387	14,462	32,057	24,463
Silver ounces produced (1)	233,422	118,188	453,897	248,292
Lead tonnes produced (1)	2,283	1,126	4,349	2,537
Zinc tonnes produced (1)	2,737	1,442	5,085	3,659
Cash operating costs ($/oz sold)	$993	$1,402	$1,086	$1,156
All-in sustaining costs ($/oz sold)	$1,377	$1,731	$1,500	$1,553
Financial Data
Gold revenue	$27.2	$18.2	$47.7	$29.0
Silver and base metal revenue	14.3	7.7	24.8	21.5
Depreciation and depletion	11.6	9.1	22.7	22.2
Loss from mining operations	(1.1)	(11.0)	(8.4)	(21.1)
Sustaining capital expenditures	$4.9	$3.8	$9.9	$7.9

(1)	Payable metal produced.

Olympias produced 17,921 ounces of gold in Q2 2020, a 159% increase from 6,924 ounces in Q2 2019. The increase reflected a second quarter of higher processing volumes with 116,382 tonnes of ore milled in Q2 2020. The improvement resulted from measures introduced in the second half of 2019 to increase production volumes, including increased capital development, improvements to the paste backfill process and other operational improvement initiatives. Production also benefited from higher average gold grade in the first half of 2020. Silver, lead and zinc production increased in Q2 2020 as compared to Q2 2019 primarily as a result of increased processing volumes.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Despite a reduction in manpower from mid-March through June resulting from these measures, there was no significant impact on production or on underground development in the quarter. No significant delays in concentrate sales have been experienced to date as a result of the COVID-19 pandemic. We continue to monitor the potential impact on markets.
Gold revenue increased to $27.2 million in Q2 2020 from $18.2 million in Q2 2019 as a result of increased sales volumes and higher gold prices in the quarter. Olympias sold 17,387 ounces of gold in Q2 2020 in line with increased production. Silver and base metal revenue increased to $14.3 million in Q2 2020 from $7.7 million in Q2 2019 primarily as a result of the increased processing volumes and partly offset by lower metal prices.
Cash operating costs per ounce sold improved to $993 in Q2 2020 from $1,402 in Q2 2019 primarily a result of increased production, and partly offset by lower silver and base metal prices, which reduce cash operating costs as by-product credits.
AISC per ounce sold improved to $1,377 in Q2 2020 from $1,731 in Q2 2019 primarily as a result of the decrease in cash operating costs per ounce sold. Sustaining capital expenditure increased to $4.9 million in Q2 2020 from $3.8 million in Q2 2019 and primarily included underground development and mobile equipment rebuilds.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2020	2019	2020	2019
Tonnes milled	45,235	47,729	91,495	84,987
Lead feed grade	4.8%	5.2%	5.4%	5.5%
Zinc feed grade	8.9%	8.3%	9.7%	9.0%
Tonnes of concentrate produced	9,965	10,344	22,048	19,598
Tonnes of concentrate sold	9,388	13,464	21,254	21,304
Average realized concentrate price ($/t sold) (1)	$777	$1,131	$788	$1,242
Cash operating costs ($/t of concentrate sold)	$1,352	$1,241	$1,196	$1,227
Financial Data
Concentrate revenues	$7.3	$15.2	$16.8	$26.5
Loss from mining operations	(6.5)	(2.4)	(10.8)	(0.8)
Sustaining capital expenditures	$2.2	$2.6	$2.9	$2.6

(1)	Average realized price includes mark to market adjustments.

Stratoni produced 9,965 tonnes of concentrate during Q2 2020, a decrease from 10,344 tonnes in Q2 2019 with lower production primarily reflecting a decrease in tonnes milled.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Despite a reduction in manpower from mid-March through June resulting from these measures, there was no significant impact on production in the quarter. No significant delays with concentrate sales have been experienced to date as a result of the COVID-19 pandemic. We continue to monitor the potential impact on markets.
Concentrate revenues decreased to $7.3 million in Q2 2020 from $15.2 million in Q2 2019, due to the lower volume of concentrate tonnes sold, combined with a lower average realized concentrate price. The lower average realized concentrate price was due to decreases in both lead and zinc prices in the first half of 2020.
Cash operating costs per tonne sold increased slightly to $1,352 in Q2 2020 from $1,241 in Q2 2019 due to lower production volumes, combined with higher market concentrate treatment charges.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Development Projects
Skouries – Greece
While Skouries continues to remain on care and maintenance pending a full re-start of construction, certain construction activities that were suspended in 2017, including construction of the mill building, pebble crusher and the flotation building, resumed in late 2019 to protect the plant assets. Capital expenditures totalled $0.9 million in Q2 2020.
Proactive steps taken at the project site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. We continue to review our 2020 capital budgets to further reduce expenditures if required.
In September 2019, we received electromechanical installation permit approvals from the Greek Ministry of Energy, Environment and Climate Change and in October 2019, we received approval for the Skouries building permit which allowed us to begin installation of the Skouries mill building. Additionally, consent to relocate an ancient mining furnace from the Skouries open pit area was received from the Central Archaeological Council in 2019 with works planned for the second half of 2020.
Eldorado continues to work with the Greek government to achieve the necessary terms and conditions required to re-start full construction at Skouries. These include approval to implement dry stack tailings at Skouries, a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies. Discussions with the Greek government have recently re-commenced following a pause to focus on responding to the COVID-19 pandemic.
Spending on care and maintenance activities totalled $2.2 million in Q2 2020 and is included in mine standby costs.
Perama Hill – Greece
Work was re-initiated on the project in 2019 which was largely on hold since 2014. Work continued on updating the economic models reflecting current construction and equipment costs along with mine planning with respect to updating operating costs and gold price. A project review continues to evaluate the site conditions and update project designs for changes in legislation, best practices and possible optimizations of the site and process. The permitting documentation is being reassessed and updated.
Tocantinzinho Project – Brazil
In August 2019, an updated technical report was completed for Tocantinzinho with an effective date of June 21, 2019 and filed on SEDAR and EDGAR. Highlights of the study at an estimated gold price of $1,300 include an IRR of 13.4% and an NPV of $216 million at a 5% discount rate. At an estimated gold price of $1,500, IRR is 19.7% with an NPV of $409 million at a 5% discount rate. Capital expenditure totalled $0.4 million in Q2 2020.
Vila Nova – Brazil
Vila Nova was placed on care and maintenance at the end of 2014 pending a recovery of iron ore prices and we are currently in discussions with potential purchasers. Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Spending totalled $0.2 million in Q2 2020 and is included in mine standby costs.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. During the quarter, some minor construction work was completed, and environmental monitoring continued at the site. Proactive steps taken at the project site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Spending totalled $0.7 million in Q2 2020 and is included in exploration and evaluation expenditure. We are currently evaluating strategic options for Certej.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Exploration and Evaluation
Exploration and evaluation expenditures in Q2 2020 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkey and Greece, in addition to early-stage projects and project generation activities in Turkey and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
In Q2 2020, exploration and evaluation expense totalled $2.3 million relating primarily to Certej, Turkey and Lamaque and $1.0 million was capitalized relating to resource expansion programs primarily at Lamaque, Efemcukuru and Stratoni. In Q2 2020, we completed a total of 17,000 metres of drilling. Drilling activities resumed at both the Lamaque operations and at the Stratoni mine site after being suspended in late Q1 2020 as a result of measures to address the COVID-19 pandemic.
At Lamaque, 8,949 metres of drilling were completed in Q2 2020, focused on resource expansion in the Triangle deposit, further defining the Ormaque zone and testing the Sigma North target. Approximately half of the drilling was completed from surface and underground platforms at the Triangle mine, targeting expansions to the C6, C6 splays and C7 zones. 2,466 metres of drilling at the Ormaque zone focused on the eastern end of the mineralized system in the gap between previous drilling and the Fortune zone. We are on target to complete the planned 2020 drilling programs on schedule despite the government-mandated seven-week suspension of field activities.
At Efemcukuru, surface drilling commenced late in the quarter at the Kokarpinar vein system, targeting gaps in drilling along the margins of previously-defined mineralized shoots. Ongoing drilling programs continued through the quarter in Turkey at the early-stage Bambal, Atalan and SHK projects, totalling 5,417 metres.
At the Stratoni mine, drilling during Q2 2020 targeted downdip extensions of the Mavres Petres orebody.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities increased to $99.6 million in Q2 2020 from $51.0 million in Q2 2019, primarily a result of higher sales volume and a higher average realized gold price. Taxes paid of $18.1 million in Q2 2020 primarily related to operations in Turkey, and to a lesser extent, mining duties for Lamaque. Interest payments of $17.6 million were made in Q2 2020, including a semi-annual interest payment on the senior secured notes.
The minimal working capital change of $0.6 million in Q2 2020 reflects an increase in accounts receivable due to increased sales volumes in the quarter and was offset by an increase in accounts payable due to the timing of payments and a decrease in inventories.
Investing Activities
In Q2 2020, we invested $37.1 million in capital expenditures on a cash basis, of which $23.0 million related to sustaining capital expenditures and $10.8 million related to growth capital expenditures. Sustaining capital expenditures primarily related to underground development and equipment overhauls. Growth capital expenditures included $7.0 million of waste stripping at Kisladag and expansion projects at Lamaque and Olympias.

Capital Expenditures	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Kisladag	$7.0	$2.2	$14.4	$8.8
Lamaque (1)	1.7	9.8	4.5	20.0
Olympias	2.1	1.0	3.7	2.7
Growth capital expenditures	$10.8	$13.0	$22.5	$31.4

Kisladag	$5.4	$1.1	$8.4	$4.2
Lamaque	8.0	5.3	16.3	5.3
Efemcukuru (2)	4.6	5.4	7.7	9.0
Olympias	4.9	3.8	9.9	7.9
Sustaining capital expenditures (2)	$23.0	$15.6	$42.4	$26.4

Lamaque	$0.7	$2.0	$1.4	$3.0
Efemcukuru	0.1	0.8	0.2	1.3
Olympias	—	—	0.5	—
Capitalized evaluation costs	$0.8	$2.8	$2.1	$4.4

Skouries	$0.9	$0.2	$1.6	$0.4
Stratoni	2.4	3.1	3.8	3.1
Tocantinzinho	0.4	0.8	0.9	1.6
Other projects	1.2	0.2	1.9	0.3
Total capital expenditures	$39.5	$35.6	$75.2	$67.6

Reconciliation to cash capital expenditures:
Capital accruals	($1.2)	$12.0	$4.6	$48.6
Lease additions	(1.2)	(7.2)	(2.2)	(9.7)
Capitalized depreciation	—	—	—	(4.6)
Total cash capital expenditures	$37.1	$40.4	$77.6	$101.8

(1)
Growth capital expenditure for Lamaque in the first half of 2019 is presented net of $12.2 million net proceeds from pre-commercial production sales prior to the commencement of commercial operations in April 2019, and does not include $3.8 million of interest that was capitalized in Q1 2019.

(2)	Includes non-cash sustaining lease additions.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Financing Activities
On June 25, 2020, we completed a private placement of 384,616 common shares at a price of CDN $13.00 per share. The aggregate gross proceeds of CDN $5.0 million ($3.7 million) will be used to fund the initial stage of the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $0.45 per share to the closing market price of the Company’s common shares at the date of issue.
On September 26, 2019, we established an at-the-market equity program (the "ATM Program") which allows the issue of up to $125 million of common shares from treasury from time to time at prevailing market prices. As at June 30, 2020, 14,458,000 common shares were issued under the ATM Program at an average selling price of $8.65 per share, including 6,166,660 common shares issued in Q2 2020 at an average selling price of $9.16 per share. Gross proceeds from the common shares issued in Q2 2020 were $56.5 million and net proceeds were $55.5 million, after deducting $1.0 million of fees paid to the sales agent. We received $82.1 million in cash from the ATM Program in the first six months of 2020, including $6.5 million of cash transferred from the sales agent in early January 2020 for shares issued in late December 2019.
On June 5, 2019, we completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019. The senior secured notes contain covenants that restrict, among other things, our ability to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. We are in compliance with these covenants at June 30, 2020.
In May 2019, we executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of the following:
i) A $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
ii) A $250 million revolving credit facility with a maturity date of June 5, 2023.
The TARCA contains covenants that restrict, among other things, our ability to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). We are in compliance with these covenants at June 30, 2020.
Both the term loan and revolving credit facility bear interest at LIBOR ("London Inter-Bank Offered Rate") plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at June 30, 2020 our current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.5%) on non-financial letters of credit secured by the revolving credit facility and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
On March 30, 2020, we drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. This amount remains outstanding at June 30, 2020. We have no immediate need for the funds, however, proceeds will be used for general corporate purposes as required. Availability under the credit facility is also reduced by non-financial letters of credit issued against the facility as described in the section below.
On June 30, 2020, we completed a scheduled $33.3 million payment on the $200 million term loan.
On July 30, 2020, we issued a redemption notice for the senior secured notes and intend to redeem $59 million of the principal amount of the senior secured notes in August 2020 using proceeds from the ATM Program. The redemption price is 109.5% of the aggregate principal amount repaid, plus accrued and unpaid interest.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Capital Resources

	June 30, 2020	December 31, 2019
Cash, cash equivalents and term deposits	$440.3	$181.0
Working capital	325.6	205.9
Debt – long-term	380.4	413.1

At June 30, 2020, we had unrestricted cash and cash equivalents and term deposits of $440.3 million compared to $181.0 million at December 31, 2019. The increase is primarily due to the $150 million draw under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We have no immediate need for the funds, however, proceeds will be used for general corporate purposes as required. The increase also included $82.1 million of ATM proceeds received in the first half of 2020.
At June 30, 2020, we have $34.8 million available under our $250 million revolving credit facility. As at June 30, 2020, we had outstanding EUR 57.6 million and CDN $0.4 million ($65.2 million) in non-financial letters of credit. The non-financial letters of credit were issued to secure certain obligations in connection with our operations and reduce availability under the revolving credit facility by corresponding amounts.
Working capital at June 30, 2020 excludes $11.9 million of assets and $4.2 million of liabilities relating to Vila Nova that have been classified as held-for-sale.
We believe that the working capital of $325.6 million as at June 30, 2020, together with future cash flows from operations and access to the remaining undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at June 30, 2020 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt	$66.7	$66.7	$183.3	$300.0	$—	$—	$616.7
Purchase obligations and other commitments	50.2	6.1	0.3	0.1	0.1	—	56.9
	$116.9	$72.8	$183.7	$300.1	$0.1	$—	$673.6

(1)	Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include the March 30, 2020 draw of $150 million under the revolving credit facility that has been presented in the table above as repayable on June 5, 2023, based on the contractual maturity date of the revolving credit facility. At this time, we expect to repay this amount within the next twelve months. Accordingly, the amount is included in the current portion of debt on the statement of financial position as at June 30, 2020.
Purchase obligations relate primarily to mine development expenditures at Olympias, mine operating costs and capital projects at Kisladag and capital projects at Efemcukuru.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Quarterly Results

	2020	2020	2019	2019	2019	2019	2018	2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$255.9	$204.7	$191.9	$172.3	$173.7	$80.0	$92.8	$81.1
Impairment charges (reversals), net of tax	—	–	(68.2)	—	(11.7)	–	234.4	94.1
Net earnings (loss) (1)	$45.6	($4.9)	$91.2	$4.2	$12.2	($27.0)	($218.2)	($128.0)
Net earnings (loss) per share (1)
- basic	0.27	(0.03)	0.57	0.03	0.08	(0.17)	(1.38)	(0.81)
- diluted	0.26	(0.03)	0.56	0.03	0.08	(0.17)	(1.38)	(0.81)

(1)	Attributable to Shareholders of the Company.

Revenue and net earnings in Q1 and Q2 2020 were negatively impacted by the COVID-19 pandemic, primarily from the temporary suspension of operations at Lamaque from March 25, 2020 to April 15, 2020. Revenue in Q1 and Q2 2020 benefited from an increase in the average realized gold price during these quarters amid continued economic uncertainty exacerbated by the COVID-19 pandemic commencing in March 2020.
Revenue and earnings were impacted by delayed shipments of Efemcukuru concentrate in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower sales volumes in Q1 2019 and higher sales volumes in Q2 2019.
The commencement of commercial operations at Lamaque in Q2 2019 positively impacted both revenue and net earnings (loss) in the respective subsequent periods. The suspension of placement of new ore on the Kisladag heap leach pad negatively impacted revenue and net earnings in the second half of 2018 and in the first half of 2019.
Net earnings in Q3 2018 and Q4 2018 were negatively impacted by impairments of assets in Turkey and Greece, respectively. Net earnings in Q2 2019 and Q4 2019 were positively impacted by impairment reversals relating to Vila Nova and Kisladag, respectively.

Outstanding Share Information

Common Shares Outstanding (1)
- as of June 30, 2020	174,128,214
- as of July 30, 2020	174,128,214
Share purchase options - as of July 30, 2020 (Weighted average exercise price per share: Cdn$11.53)	5,423,473

(1)	Includes Treasury Stock.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Non-IFRS Measures
We have included certain non-IFRS measures in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Production costs (1)	$109.5	$100.9	$210.8	$152.8
Stratoni production costs (2)	(12.8)	(17.1)	(25.5)	(26.7)
Production costs – excluding Stratoni	96.7	83.8	185.3	126.2
By-product credits	(13.6)	(7.7)	(23.4)	(21.9)
Royalty expense and production taxes	(8.9)	(4.4)	(14.8)	(5.7)
Cash operating costs	$74.2	$71.7	$147.1	$98.6
Gold ounces sold	134,960	113,685	251,179	156,759
Cash operating costs per ounce sold	$550	$631	$586	$629

(1)	Includes inventory write-downs.

(2)	Base metals production.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended June 30, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$23.3	($0.5)	$0.2	$4.9	$27.9	59,917	$465
Lamaque	15.3	(0.2)	—	0.2	15.3	31,964	480
Efemcukuru	11.2	(0.7)	3.6	(0.3)	13.7	25,692	534
Olympias	21.3	(12.2)	4.8	3.4	17.3	17,387	993
Total consolidated	$71.1	($13.6)	$8.6	$8.2	$74.2	134,960	$550

(1)	Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the six months ended June 30, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$48.3	($0.9)	$0.3	$3.4	$51.1	111,517	$459
Lamaque	32.8	(0.4)	0.1	(0.1)	32.5	58,692	553
Efemcukuru	22.9	(1.2)	7.0	—	28.6	48,913	586
Olympias	41.8	(21.0)	8.2	5.8	34.8	32,057	1,086
Total consolidated	$145.9	($23.4)	$15.6	$9.0	$147.1	251,179	$586

(1)	Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the three months ended June 30, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$25.8	($0.2)	$0.1	($15.7)	$9.9	26,072	$381
Lamaque (2)	16.2	(0.1)	—	(3.5)	12.6	24,330	517
Efemcukuru	12.4	(1.1)	7.1	10.5	28.9	48,821	593
Olympias	17.8	(6.2)	3.3	5.4	20.3	14,462	1,402
Total consolidated	$72.2	($7.7)	$10.5	($3.3)	$71.7	113,685	$631

(1)	Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

(2)	Excludes ounces sold and associated costs for pre-commercial production sales.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Reconciliation of Cash Operating Costs and Cash Operating Costs per ounce sold, by asset, for the six months ended June 30, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$37.6	($0.5)	$0.2	($12.1)	$25.1	53,327	$471
Lamaque (2)	16.2	(0.1)	—	(3.5)	12.6	24,330	517
Efemcukuru	24.2	(1.2)	8.0	1.6	32.6	54,639	598
Olympias	33.0	(20.0)	5.5	9.8	28.3	24,463	1,156
Total consolidated	$111.0	($21.9)	$13.7	($4.2)	$98.6	156,759	$629

(1)	Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

(2)	Excludes ounces sold and associated costs for pre-commercial production sales.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We define total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. We disclose total cash costs and total cash costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Cash operating costs	$74.2	$71.7	$147.1	$98.6
Royalties and production taxes	8.9	4.4	14.8	5.7
Total cash costs	$83.1	$76.1	$161.9	$104.3
Gold ounces sold	134,960	113,685	251,179	156,759
Total cash costs per ounce sold	$616	$670	$644	$665

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.
As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.
AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q2 2020	Q2 2019 (1)	YTD 2020	YTD 2019 (1)
Total cash costs	$83.1	$76.1	$161.9	$104.3
Corporate and allocated G&A	8.1	9.4	16.8	18.2
Exploration and evaluation costs	1.2	1.9	3.3	2.4
Reclamation costs and amortization	1.7	1.2	3.3	2.0
Sustaining capital expenditure	21.9	15.6	41.3	26.4
AISC	$115.9	$104.2	$226.5	$153.2
Gold ounces sold	134,960	113,685	251,179	156,759
AISC per ounce sold	$859	$917	$902	$977

(1)	Excludes ounces sold and associated costs for pre-commercial production sales at Lamaque.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$27.9	$3.8	$31.6	$—	$—	$0.8	$5.4	$37.8	59,917	$631
Lamaque	15.3	0.7	16.0	—	1.1	0.4	8.0	25.4	31,964	796
Efemcukuru	13.7	2.9	16.7	—	0.2	0.3	3.6	20.7	25,692	807
Olympias	17.3	1.5	18.7	—	(0.1)	0.3	4.9	23.9	17,387	1,377
Corporate (1)	—	—	—	8.0	—	—	—	8.0	—	59
Total consolidated	$74.2	$8.9	$83.1	$8.1	$1.2	$1.7	$21.9	$115.9	134,960	$859

(1)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$51.1	$6.5	$57.6	$—	$—	$1.5	$8.4	$67.6	111,517	$606
Lamaque	32.5	1.2	33.7	—	2.6	0.7	16.3	53.3	58,692	908
Efemcukuru	28.6	4.7	33.4	—	0.2	0.5	6.7	40.8	48,913	835
Olympias	34.8	2.4	37.2	—	0.4	0.6	9.9	48.1	32,057	1,500
Corporate (1)	—	—	—	16.7	—	—	—	16.7	—	67
Total consolidated	$147.1	$14.8	$161.9	$16.8	$3.3	$3.3	$41.3	$226.5	251,179	$902

(1)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended June 30, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$9.9	$0.6	$10.5	$—	$—	$0.7	$1.1	$12.3	26,072	$471
Lamaque (1)	12.6	0.8	13.4	—	1.0	—	5.3	19.8	24,330	814
Efemcukuru	28.9	2.3	31.2	0.1	0.9	0.2	5.4	37.8	48,821	774
Olympias	20.3	0.7	21.0	—	—	0.3	3.8	25.0	14,462	1,731
Corporate (2)	—	—	—	9.4	—	—	—	9.4	—	82
Total consolidated	$71.7	$4.4	$76.1	$9.4	$1.9	$1.2	$15.6	$104.2	113,685	$917

(1)
Excludes ounces sold and associated operating costs for pre-commercial production sales. Royalties, exploration and evaluation costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.

(2)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the six months ended June 30, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration and Evaluation	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$25.1	$1.2	$26.3	$0.1	$—	$0.9	$4.2	$31.5	53,327	$590
Lamaque (1)	12.6	0.8	13.4	—	1.0	—	5.3	19.8	24,330	814
Efemcukuru	32.6	2.5	35.1	0.1	1.3	0.4	9.0	45.9	54,639	840
Olympias	28.3	1.1	29.4	—	—	0.6	7.9	38.0	24,463	1,553
Corporate (2)	—	—	—	18.1	—	—	—	18.1	—	115
Total consolidated	$98.6	$5.7	$104.3	$18.2	$2.4	$2.0	$26.4	$153.2	156,759	$977

(1)
Excludes ounces sold and associated operating costs for pre-commercial production sales. Royalties, exploration costs and sustaining capital have also been adjusted to exclude a portion attributed to pre-commercial production sales in the period.

(2)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
General and administrative expenses (from consolidated statement of operations)	$6.2	$8.1	$14.4	$15.3
Add:
Share based payments	2.9	2.5	4.7	5.4
Defined benefit pension plan expense from corporate and operating gold mines	0.8	0.5	1.5	1.1
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.4)	(0.1)	(0.9)	(0.4)
Depreciation in G&A	(0.6)	(0.3)	(1.1)	(0.5)
Business development	(0.4)	(0.4)	(1.2)	(1.0)
Development projects	(0.4)	(0.9)	(0.6)	(1.8)
Corporate and allocated general and administrative expenses per AISC	$8.0	$9.4	$16.8	$18.2

Reconciliation of exploration and evaluation cost included in All-in Sustaining Costs:

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Exploration and evaluation expense (from consolidated statement of operations)	$2.3	$2.5	$5.6	$7.9
Add:
Capitalized evaluation cost related to gold mines (1)	0.8	1.8	2.1	2.3
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(1.9)	(2.5)	(4.4)	(7.9)
Exploration and evaluation cost per AISC	$1.2	$1.9	$3.3	$2.4

(1)	Capitalized evaluation costs at Lamaque have been adjusted to exclude a portion attributed to pre-commercial production sales in 2019.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)	$0.5	$0.6	$1.0	$1.3
Add:
Depreciation related to asset retirement obligation assets	1.4	0.8	2.6	1.2
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.3)	(0.3)	(0.5)
Reclamation costs and amortization per AISC	$1.7	$1.2	$3.3	$2.0

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS measures. We define sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Reconciliation of Sustaining Capital and Growth Capital:

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Additions to property, plant and equipment (from notes to the consolidated financial statements)	$39.5	$35.6	$75.2	$71.4
Capitalized evaluation expenditure	(1.0)	(3.5)	(3.0)	(5.0)
Growth and development project capital expenditure	(13.3)	(14.2)	(26.9)	(33.8)
Capitalized interest	—	—	—	(3.8)
Sustaining capital expenditure equipment leases (1)	(1.1)	—	(1.1)	—
Sustaining capital expenditure Stratoni (2)	(2.2)	(2.4)	(2.9)	(2.4)
Sustaining capital expenditure at operating gold mines	$21.9	$15.6	$41.3	$26.4

(1)	Non-cash sustaining equipment leases.

(2)	Base metals production.

Average Realized Gold Price per ounce sold
In the gold mining industry, average realized gold price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized gold price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total gold revenues realized in a period from current operations.
Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Revenue	$255.9	$173.7	$460.6	$253.7
Less non-gold revenue	(23.0)	(23.6)	(44.0)	(49.1)
Gold revenue	$232.9	$150.1	$416.6	$204.6
Gold oz sold	134,960	113,685	251,179	156,759
Average realized gold price per ounce sold	$1,726	$1,321	$1,658	$1,301

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Adjusted Net Earnings (Loss) Attributable to Shareholders
Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; asset write-downs; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on embedded derivatives; transaction costs; executive severance costs; gain (loss) on sale of securities, and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share. In prior periods, net earnings (loss) was also adjusted to exclude gain (loss) on disposal of assets in the normal course and write-down of inventory. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations. Adjusted net earnings (loss) and adjusted net earnings (loss) per share in 2019 has been adjusted to conform with presentation in subsequent periods.
Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Net earnings (loss) attributable to shareholders of the Company	$45.6	$12.2	$40.7	($14.8)
Loss (gain) on foreign exchange translation of deferred tax balances	3.0	(0.4)	15.3	5.5
Gain on redemption option derivative	(5.7)	—	(1.2)	—
Lamaque standby costs (1)	0.8	—	1.5	—
Severance costs	—	1.1	—	1.1
Transaction costs (2)	—	3.6	—	3.6
Gain on royalty sale (3)	—	(8.1)	—	(8.1)
Impairment reversal	—	(11.7)	—	(11.7)
Total adjusted net earnings (loss) (4)	$43.8	($3.5)	$56.3	($24.5)
Weighted average shares outstanding (thousands)	169,867	158,372	167,524	158,345
Adjusted net earnings (loss) per share ($/share)	$0.26	($0.02)	$0.34	($0.15)

(1)
Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic are presented net of tax and net of subsidies recorded in other income.

(2)	$3.6 million of unamortized transaction costs relating to the debt redeemed in June 2019 were expensed in full in Q2 2019.

(3)	An $8.1 million gain on the sale of a net smelter royalty held on a property in Turkey was recognized in Q2 2019.

(4)
Q2 2019 and YTD 2019 have been adjusted to conform with 2020 presentation by excluding adjustments relating to normal course losses on disposal of assets (Q2: $0.6 million, YTD: $0.7 million) and inventory write-downs (Q2: $1.6 million, YTD: $4.6 million). Adjusted net losses as originally presented were $1.2 million and $19.2 million in Q2 2019 and YTD 2019, respectively.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

EBITDA, Adjusted EBITDA
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, share based payments, losses or gains on disposals of assets, executive severance costs, mine standby costs relating to the COVID-19 pandemic and other non-cash or non-recurring expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, we and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.
Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Earnings (loss) before income tax	$67.4	$17.2	$83.3	($4.1)
Depreciation, depletion and amortization (1)	58.9	41.5	111.8	61.6
Interest income	(0.9)	(1.0)	(1.3)	(2.2)
Finance costs	6.5	16.8	22.7	24.1
EBITDA	$131.8	$74.5	$216.5	$79.4
Share-based payments	2.9	2.5	4.7	5.4
Loss on disposal of assets	0.1	1.0	2.6	1.0
Lamaque standby costs (2)	1.0	—	2.1	—
Proceeds on pre-commercial production sales, net	—	7.6	—	12.2
Royalty sale (3)	—	(8.1)	—	(8.1)
Severance costs	—	1.1	—	1.1
Impairment reversal	—	(11.7)	—	(11.7)
Adjusted EBITDA	$135.8	$66.8	$225.8	$79.3

(1)	Includes depreciation within general and administrative expenses.

(2)	Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic are presented net of subsidies recorded in other income.

(3)	An $8.1 million gain on the sale of a net smelter royalty held on a property in Turkey was recognized in Q2 2019.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Free Cash Flow
Free cash flow is a non-IFRS measure. We believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We define free cash flow as cash generated by (used in) operating activities, less cash used in investing activities before increases or decreases in cash from term deposits or restricted cash. Changes in cash balances relating to term deposits or restricted cash are not considered to be representative of our ability to generate cash.

	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Cash generated from (used in) operating activities	$99.6	$51.0	$152.9	$50.4
Cash generated from (used in) investing activities	13.6	(33.7)	(82.9)	(97.5)
(Decrease) increase in term deposits	(50.0)	(1.9)	1.6	(1.9)
(Decrease) increase in restricted cash	0.1	(10.6)	(1.1)	(10.2)
Free cash flow	$63.4	$4.8	$70.5	($59.2)

Working Capital
Working capital is a non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital does not include assets held for sale and liabilities associated with assets held for sale. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.
Working capital for the periods highlighted is as follows:

	As at June 30, 2020	As at December 31, 2019
Current assets, excluding assets held for sale	$700.1	$423.4
Current liabilities, excluding liabilities held for sale	374.6	217.5
Working capital	$325.6	$205.9

Cash Flow from Operations before Changes in Working Capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement the consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: global outbreaks of infectious diseases including COVID-19; political, economic and other risks specific to the jurisdictions where we operate; our ability to maintain community relations and social license; natural phenomena including climate change and related health and social effects; our ability to maintain adequate liquidity and financing; the inherent risk associated with project development and permitting processes; our ability to service and repay our debt; environmental risks; deterioration of global economic conditions; new or amended government regulation; commodity price risk; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of our properties; the updating of resource and reserve models and life of mine plans; the occurrence of unpredictable geological or metallurgical factors; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; and changes to operating and capital cost assumptions. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2019, which risks are incorporated by reference in this MD&A.
Significant changes to our financial, operational and business risk exposure during the three and six months ended June 30, 2020 include the following:
COVID-19 and Liquidity Risk
Our business could be significantly adversely affected by the effects of any widespread global outbreak of contagious diseases. A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and likely impact operating results. In particular, the recent outbreak of COVID-19 has had a negative impact on global financial conditions. We cannot accurately predict the impact COVID-19 will have on our operations, the fair value of our assets, our ability to obtain financing, third parties’ ability to meet their obligations with us, the length of travel and quarantine restrictions imposed by governments of the countries in which we operate as well as uncertainties relating to the severity of the disease and the duration of the outbreak.
On March 30, 2020, we drew $150 million under the revolving credit facility and continue to hold these funds as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We have no immediate need for the funds, however, proceeds will be used for general corporate purposes as required. We continue to monitor our capabilities to meet ongoing debt and other commitments, including reviewing our operating costs and capital budget to reduce expenditures if required.
In accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, we temporarily ceased mining and processing activities at Lamaque from March 25, 2020 to April 15, 2020. During this period we ramped down activity and maintained only essential personnel on site responsible for maintaining appropriate health, safety, security and environmental systems. In the event that the prevalence of COVID-19 continues to increase (or fears in respect of COVID-19 continue to increase), governments, including those beyond the Province of Quebec, may continue to increase regulations and restrictions regarding the flow of labour or products, and travel bans, and our operations, suppliers, customers and distribution channels, and the ability to advance our projects, could be significantly adversely affected. In particular, should any of our employees or consultants become infected with COVID-19 or similar pathogens, it could have a material negative impact on our operations and prospects.

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

We have implemented what we believe to be the necessary processes, policies and controls in each of our jurisdictions in which we operate in order to adequately respond to developments relating to COVID-19, including to further protect the health and safety of our workforce, their families and neighboring communities. However, with the uncertainties surrounding the rapid development and the resulting implications globally, there is no assurance that any policies and procedures that have been or that may be put in place will mitigate the risks or that they will not cause us to experience less favourable economic and health and safety outcomes.
Interest Rate Risk
Our outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, we additionally drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose us to interest rate risk. At June 30, 2020, $167 million is outstanding under the term loan and $150 million is outstanding under the revolving credit facility. A 1% increase in the variable interest rate would result in a $3.2 million decrease in net earnings on an annualized basis.

These are not the only risks that could have an effect on the our business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of its business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2019 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems designed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal control over financial reporting during the three months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Significant Judgments and Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2020 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2019 and 2018 other than as described below.
Interest rate benchmark reform
In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.
Conceptual framework for financial reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The Company adopted this standard and there was no material impact on its consolidated financial statements.
The following amendment to existing standards has been issued but not yet adopted by the Company.
Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022.  The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Qualified Person
Except as otherwise noted, Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "anticipates", "believes", "budget", “continue”, "estimates", "expected", "expects", "forecasts", "foresee", "future", "guidance", "intends", "opportunity", "plans", "projected", "scheduled" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations, our guidance and outlook, including expected production, cost guidance and recoveries of gold, including increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll at Kisladag, increasing the throughput at the Sigma mill, timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits, expansion at Lamaque, the success of a column flotation system in improving concentrate grade and quality and lowering transportation and concentrate treatment charges at Efemcukuru, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, completion of construction at Skouries, the potential sale for the Vila Nova iron ore mine, planned capital and exploration expenditures, conversion of mineral resources to mineral reserves, our expectation as to our future financial and operating performance, including expectations around generating free cash flow, expected metallurgical recoveries and improved concentrate grade and quality, gold price outlook and the global concentrate market, redemption of senior secured notes, and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic, timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits, our ability to complete the redemption of the senior secured notes, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020 or information. These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19, timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits, our ability to complete the redemption of the Company’s senior secured notes.
results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the section titled “Managing Risk” above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year-ended December 31, 2019 on SEDAR and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2020

Corporate Information
Directors

George Albino [2,3]	Chairman of the Board
George Burns	President and Chief Executive Officer
Teresa Conway [1,2]	Independent Director
Catharine Farrow [2,4]	Independent Director
Pamela Gibson [1,3]	Independent Director
Michael Price [1,4]	Independent Director
Steven Reid [2,4]	Independent Director
John Webster [1,3]	Independent Director

Board Committees

1.	Audit Committee

2.	Compensation Committee

3.	Corporate Governance & Nominating Committee

4.	Sustainability Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Christos Balaskas	VP and General Manager, Greece
Lincoln Silva	VP and General Manager, Brazil
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkey
Cara Allaway	VP Finance
Sam Houston	VP Capital Projects & Engineering
Peter Lewis	VP Exploration
Lisa Ower	VP Human Resources

Corporate Head Office	Investor Relations
1188 Bentall 5	Peter Lekich, Manager, Investor Relations
550 Burrard Street	T: +1 604 687 4018
Vancouver, BC	E: peter.lekich@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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